New ILFC Notes Offering

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Issued By

International Lease Finance Corporation

Offering for Week of	Oct 1, 2007 to Oct 9, 2007
Trade Date: Oct. 09, 2007	
Settlement and Dated Date:	Oct. 12, 2007
All trades settle flat and clear SDFS; DTC book-entry through DTC # 5174	
Expected Cutoff: *12:00 PM* Eastern Time, on	Oct. 09, 2007

Product Description:	Ratings:	
Senior Unsecured MTN	Moody's	A1
US $1,000 min. & incremental	S&P	AA- *(neg. outlook)
Bloomberg Ticker Symbol:		
AIG		

Pursuant to the Master Selected Dealer Agreement between us, you are invited to participate as a selected dealer in the fixed offering of the following notes on a when, as, and if issued basis.

$1,000,000,000 ILFC Notes

Prospectus Dated: 04/15/2003

Coupon Rate	Maturity Date	Callable	Concession	Max. Reallow	Payment Period	1st Pay Date	1st Pay Amount	Dealer Cost	ReSale Price	6 Month BEY	Survivor's Option	CUSIP
4.800%	10/15/2010	Non-redeemable	$4.50	$4.00	Semi	4/15/2008	$24.40	99.550%	100.00%	4.800%	Yes	45974ETB2
4.900%	10/15/2011	Non-redeemable	$6.25	$5.75	Quarterly	1/15/2008	$12.66	99.375%	100.00%	4.930%	Yes	45974ETC0
5.000%	10/15/2012	Non-redeemable	$7.50	$7.00	Monthly	11/15/2007	$4.58	99.250%	100.00%	5.052%	Yes	45974ETD8
5.150%	10/15/2013	Non-redeemable	$8.00	$7.50	Monthly	11/15/2007	$4.72	99.200%	100.00%	5.206%	Yes	45974ETE6

Survivor's option *("death redemption"). Requests to exercise the survivor's option will be paid periodically for issues that have been outstanding at least 12 months. Limit for any individual deceased owner or beneficial interest is $200,000 annually. Limit in aggregate is 1% of outstanding principal amount of Income* Notes *as of the end of the most recent fiscal year.* ***For complete details, see the prospectus.***

ILFCNotes are distributed by LaSalle Financial Services, Inc.

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Boca Raton, FL 33432
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